MSH Enterprises Corp.

Profit and Loss

January 1 - May 2, 2025

	TOTAL
Income	
Sales	98,606.55
Services	9,168.22
Total Income	**$107,774.77**
Cost of Goods Sold	
Food Purchases	171.81
Supplies and Materials (COGS)	30,455.74
Total Cost of Goods Sold	**$30,627.55**
GROSS PROFIT	**$77,147.22**
Expenses	
Ask My Accountant	27,255.72
Bank fees & service charges	70.00
Contract labor	18,007.33
Insurance	412.00
Interest paid	2,996.98
Legal & accounting services	6,135.09
Marketing and Advertisement	15,538.00
Meals	1,581.98
Office expenses	460.00
Payroll expenses	8,180.20
QuickBooks Payments Fees	153.68
Rent	1,926.00
Taxes and Licenses	5,029.97
Travel	8,343.97
Utilities	2,348.27
Total Expenses	**$98,439.19**
NET OPERATING INCOME	**$ -21,291.97**
Other Expenses	
Vehicle expenses	629.04
Total Other Expenses	**$629.04**
NET OTHER INCOME	**$ -629.04**
NET INCOME	**$ -21,921.01**